September 11, 2020

Re:	GeoPark Limited Form 20-F for Fiscal Year Ended December 31, 2019 Filed April 1, 2020 File No. 001-36298

Mr. John Hodgin

Office of Energy & Transportation, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Hodgin,

We are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) contained in the letter dated August 31, 2020 (the “Comment Letter”).

Set forth below is our response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by our response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended December 31, 2019
Information on the Company
Business Overview
Proved Undeveloped Reserves, page 72

1.	The footnote disclosure provided on page 69 appears to indicate that you do not plan to convert approximately 13% of the proved undeveloped reserves disclosed as of December 31, 2019 to developed status within five years of the initial disclosure of these reserves. Expand the discussion relating to your proved undeveloped reserves to include an explanation of the reason(s) why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five or more years after disclosure as proved reserves. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Response: We respectfully acknowledge the Staff’s comment, and in future Forms 20-F we will include additional disclosure to explain the reasons why any material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five or more years after disclosure as proved reserves in accordance with Item 1203(d) of Regulation S-K. As an example, for the year ended December 31, 2019, the footnote disclosure on page 69 would have been as follows:

“The remaining 13% of our reported 2019 year-end proved undeveloped reserves are expected to be developed over periods exceeding five years since initial disclosure, and are related to reserves located in a remote oil field in the Marañon basin in the environmentally-sensitive Amazon forest of northern Peru. A time period longer than 5 years is required for the development of these reserves given the field’s remote location and the timeframe required for obtaining government approvals. In addition to these factors that are common for developments in the Peruvian Amazon forest, further delays were observed from GeoPark’s initial project schedule due to the political changes that occurred in Peru in 2018 and 2019. These reserves are scheduled for development from 2023 through 2026.”

Mr. John Hodgin Office of Energy & Transportation U.S. Securities and Exchange Commission	2

Drilling Activities, page 74

2.	The disclosure relating to your exploratory and development drilling activities appears to indicate that the figures are limited to the wells you drilled as the operator. Revise your disclosure to present all of the wells drilled, including wells drilled by operators other than you, during the last three fiscal years by geographical area. Refer to the disclosure requirements in Item 1205 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We confirm that the disclosure relating to our exploratory and development drilling activities is limited to the wells drilled by us as the operator. The wells drilled by other operators do not materially change the number of wells we disclosed. The exploratory wells table would have had:

•	in Colombia: one additional productive well gross (0.3 net) for 2019 and two additional dry wells gross (1.1 net) for 2018;

•	in Argentina: three additional dry wells gross (0.9 net) for 2019, three additional dry wells gross (0.5 net) for 2018 and four additional dry wells gross (0.7 net) for 2017.

The development wells table only adds one additional well gross (0.5 net) in Colombia for 2018.

In light of the requirements of Item 1205 of Regulation S-K, we will in future Forms 20-F amend the tables set forth on pages 74 and 75 of the 2019 Form 20-F to include total gross and net wells drilled by other operators in each geographic area pursuant to the definitions provided therein.

For the year ended December 31, 2019, the amended tables would be as follows:

“The following table sets forth the exploratory wells we drilled during the years ended December 31, 2019, 2018 and 2017.

	Exploratory wells(1)
	2019				2018				2017
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Productive(2)
Gross	5.0	1.0	1.0	1.0	9.0	1.0	1.0	—	5.0	1.0	—	—
Net	2.1	1.0	0.7	1.0	4.1	1.0	0.7	—	2.3	1.0	—	—
Dry(3)
Gross	—	—	1.0	3.0	4.0	—	1.0	3.0	1.0	—	1.0	4.0
Net	—	—	1.0	0.9	2.6	—	1.0	0.5	0.5	—	1.0	0.7
Total
Gross	5.0	1.0	2.0	4.0	13.0	1.0	2.0	3.0	6.0	1.0	1.0	4.0
Net	2.1	1.0	1.7	1.9	6.7	1.0	1.7	0.5	2.8	1.0	1.0	0.7

(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Mr. John Hodgin Office of Energy & Transportation U.S. Securities and Exchange Commission	3

The following table sets forth the development wells we drilled during the years ended December 31, 2019, 2018 and 2017.

	Development wells
	2019				2018				2017
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil
Productive(1)
Gross	21.0	1.0	—	—	16.0	—	—	—	17.0	1.0	—
Net	9.5	1.0	—	—	7.2	—	—	—	7.7	1.0	—
Dry(2)
Gross	1.0	—	—	2.0	1.0	—	—	—	1.0	—	—
Net	0.5	—	—	2.0	0.1	—	—	—	0.5	—	—
Total
Gross	22.0	1.0	—	2.0	17.0	—	—	—	18.0	1.0	—
Net	10.0	1.0	—	2.0	7.3	—	—	—	8.2	1.0	—

(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.”

Present Activities, page 76

3.	Expand the discussion of your present activities to include the number of gross and net wells in the process of being drilled, completed, or waiting on completion by geographical area at fiscal yearend. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: We respectfully note the Staff’s comment, and in future Forms 20-F will include additional disclosure to expand the discussion of our present activities in accordance with Item 1206 of Regulation S-K. As an example, for the year ended December 31, 2019, the disclosure would be as follows:

“During the first quarter of 2020, we drilled nine wells in Colombia in the Llanos 34 Block and one in Chile in Isla Norte Block as follows:

•	Tigana Norte 19, Tigana Norte 51, Tigana Norte 52, Jacana 34, Jacana 43, Jacana 47, Tigui 3, Tigui 7 and Tigui 8 development wells were tested and put on production in the Llanos 34 Block (GeoPark operated, 45% of working interest) adding approximately 8,500 bopd gross as of the date of this annual report; and

•	The Huillin exploration prospect in the Isla Norte block (GeoPark operated, 60% of working interest) was drilled to a total depth of 9,432 feet, targeting the Tobifera and Springhill formations. Petrophysical logging interpretations indicated non-commercial oil accumulations, and following these results, a decision was made to plug and abandon the well.”

Notes to Consolidated Financial Statements
Note 39 Supplemental Information on Oil and Gas Activities (Unaudited)
Estimated Oil and Gas Reserves, page F-69

4.	Expand the tabular disclosure of proved reserves on page F-69 to additionally provide the net quantities by product type of proved developed and proved undeveloped reserves for the initial period in the reserves reconciliation, e.g. at December 31, 2016. Refer to the disclosure requirements in FASB ASC 932-235-50-4 and Item 302(b) of Regulation S-K.

Response: We respectfully note the Staff´s comment and in future Forms 20-F will include additional disclosure to provide the net quantities by product type of proved developed and proved undeveloped reserves for the initial period in the reserves reconciliation. The information related to December 31, 2016 was disclosed on page F-76 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. As an example, the estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2019, 2018, 2017 and 2016 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

Mr. John Hodgin Office of Energy & Transportation U.S. Securities and Exchange Commission	4

	As of December 31, 2019		As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia	39,397.0	2,319.0	32,326.0	1,763.0	21,101.0	—	9,502.0	—
Chile	898.0	14,406.0	696.0	11,944.0	720.0	8,688.0	547.0	6,610.0
Brazil	48.0	14,872.0	55.0	17,339.0	76.0	23,821.0	72.0	29,525.0
Argentina	1,658.0	5,785.0	2,058.0	6,207.0	—	—	—	—
Peru	—	—	—	—	9,502.0	—	9,316.0	—
Total consolidated	42,001.0	37,382	35,135.0	37,253.0	31,399.0	32,509.0	19,437.0	36,135.0

Net proved undeveloped
Colombia	51,212.0	—	42,449.0	359.0	44,398.0	—	27,838.0	—
Chile	2,809.0	6,413.0	2,622.0	8,823.0	3,423.0	11,329.0	6,052.0	29,690.0
Argentina	1,370.0	450.0	1,440.0	3,174.0	—	—	—	—
Peru	19,210.0	—	18,460.0	—	9,215.0	—	9,305.0	—
Total consolidated	74,601.0	6,863.0	64,971.0	12,356.0	57,036.0	11,329.0	43,195.0	29,690.0

Total proved reserves	116,602.0	44,245.0	100,106.0	49,609.0	88,435.0	43,838.0	62,632.0	65,825.0

5.	The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for the last two fiscal years presented, e.g. differences between the comparable figures on a barrels of oil equivalent basis of approximately 26% and 10% for the periods ending December 31, 2019 and 2018, respectively. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response: We respectfully acknowledge the Staff’s comment, and advise the Staff that the table below shows the impact of extensions and discoveries on proved and proved undeveloped reserves along with the differences over the past two years. The differences are due to proved extensions and discoveries that were not recognized as proved undeveloped reserves in prior periods but rather were recognized directly as proved developed. Most of the successful exploratory wells drilled during the last 2 years were close to developed areas with existing processing facilities and sales markets that allowed those extensions and discoveries to be categorized as proved developed reserves.

Extension & Discoveries (MMBOE)	2019	2018
Changes in Proved	9.1	9.9
Changes in Proved Undeveloped	7.2	9.0
Difference	1.8	0.9
	25.2%	9.5%

As noted in our previous responses, we will provide an expanded discussion of extensions and discoveries to differentiate the changes in both proved undeveloped reserves and total proved reserves in future Forms 20-F.

Mr. John Hodgin Office of Energy & Transportation U.S. Securities and Exchange Commission	5

* * *

Please do not hesitate to contact me at +54-9-11-4928 2396 or aocampo@geo-park.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours /s/ Andrés Ocampo
Andrés Ocampo Chief Financial Officer GeoPark Limited
cc:	Via E-mail Maurice Blanco, Davis Polk & Wardwell LLP Yasin Keshvargar, Davis Polk & Wardwell LLP German Moss, DeGolyer and MacNaughton